

Mail 3561

July 14, 2016

Frank H. Boykin
Chief Financial Officer and Vice President-Finance
Mohawk Industries, Inc.
160 S. Industrial Blvd.
Calhoun, Georgia 30701

      Re: **Mohawk Industries, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 29, 2016
              File No. 001-13697

Dear Mr. Boykin:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Jennifer Thompson

                              Jennifer Thompson
                              Accounting Branch Chief
                              Office of Consumer Products